UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 15)*

                   Advanced Medical, Inc.
                      (Name of Issuer)

                Common Stock, $.01 par value
               (Title of Class of Securities)

                        00754 C 10 1
                       (CUSIP Number)

                  Keith L. Schaitkin, Esq.
        Gordon Altman Butowsky Weitzen Shalov & Wein
              114 West 47th Street, 20th Floor
                  New York, New York 10036
                       (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                       August 23, 1996
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Page 1 of 6 Pages

               SCHEDULE 13D - AMENDMENT NO. 15

          This statement ("Statement") constitutes Amendment No. 14 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on April 7, 1989 (the "Original Filing"), as amended by (i) Amendment No. 1 (the "First Amendment") filed with the Commission on June 5, 1989; (ii) Amendment No. 2 (the "Second Amendment") filed with the Commission on May 18, 1990; (iii) Amendment No. 3 (the "Third Amendment") filed with the Commission on March 1, 1991; (iv) Amendment No. 4 (the "Fourth Amendment") filed with the Commission on April 12, 1991; (v) Amendment No. 5 (the "Fifth Amendment") filed with the Commission on November 27, 1991; (vi) Amendment No. 6 (the "Sixth Amendment") filed with the Commission on April 12, 1993;
(vii) Amendment No. 7 (the "Seventh Amendment") filed with the Commission on January 4, 1994; (viii) Amendment No. 8 (the "Eighth Amendment") filed with the Commission on June 29, 1994; (ix) Amendment No. 9 (the "Ninth Amendment") filed with the Commission on August 19, 1994; (x) Amendment No. 10 filed with the Commission on September 14, 1994 (the "Tenth Amendment"); (xi) Amendment No. 11 filed with the Commission on October 26, 1994 (the "Eleventh Amendment"); (xii) Amendment No. 12 filed with the Commission on February 3, 1995 (the "Twelfth Amendment); (xiii) Amendment No. 13 filed with the Commission on December 4, 1995; and (xiv) Amendment No. 14 filed with the Commission on August 8, 1996, concerning the common stock, par value $.01 per share ("Common Stock"), of Advanced Medical, Inc., a Delaware corporation (the "Issuer"). The Original Filing, the First Amendment, the Second Amendment and the Third Amendment were filed on behalf of Jeffry M. Picower, April C. Freilich and Decisions. The Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, the Ninth Amendment, the Tenth Amendment, the Eleventh Amendment, the Twelfth Amendment, the Thirteenth Amendment and the Fourteenth Amendment were, and this Statement is, filed on behalf of Mr. Picower, Ms. Freilich, Decisions and JA Special Limited Partnership, a Delaware limited partnership ("JA Special", and collectively with Mr. Picower, Ms. Freilich and Decisions, "Registrants").

Item 4.   Purpose of Transaction

          Item 4 is hereby amended to add the following:

          The Issuer and Mr. Picower executed a letter agreement (the "Letter Agreement"), a copy of which is attached hereto as Exhibit 27 and incorporated herein by reference, which describes among other things, the terms on which Mr. Picower may provide certain financing
("Financing") to the Issuer in connection with a potential acquisition by the Issuer and its wholly-owned subsidiary
IMED Corporation of another corporation.

          In connection therewith, Mr. Picower and Decisions entered into an assignment agreement (the "Assignment
Agreement"), a copy of which is attached hereto as Exhibit
28 and incorporated herein by reference, pursuant to which Decisions assumed the obligations under the Letter
Agreement.


Item 6.   Contracts, Arrangement, Understandings
          or Relationships With Respect to
          Securities of the Issuer

          Item 6 is hereby amended to add the following:

          As more fully described in Item 4 above, the Issuer and Mr. Picower entered into the Letter Agreement, which sets forth the terms of the Additional Financing and the Assignment Agreement which transfer Mr. Picower's rights under the Letter Agreement to Decisions.

Item 7.   Material to Be Filed as Exhibits

Exhibit 27     Letter Agreement                   At Page __
               by and between Advanced
               Medical, Inc. and Jeffry M.
               Picower

Exhibit 28     Assignment Agreement dated         At Page __
               August 23, 1996, by and between
               Jeffry M. Picower and Decisions
               Incorporated

                         SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 1996



                              /s/ Jeffry M. Picower
                                   Jeffry M. Picower



                              /s/ April C. Freilich
                                   April C. Freilich


                              DECISIONS INCORPORATED



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President


                              JA SPECIAL LIMITED PARTNERSHIP


                              By:  Decisions Incorporated
                                   General Partner



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President

                        EXHIBIT INDEX


Exhibit 27     Letter Agreement                   At Page __
               by and between Advanced
               Medical, Inc. and Jeffry M.
               Picower

Exhibit 28     Assignment Agreement dated         At Page __
               August 23, 1996, by and between
               Jeffry M. Picower and Decisions
               Incorporated